UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NeoGenomics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64049M209

(CUSIP Number)

Stephen Kanovsky

General Counsel, Global Innovation of GE Healthcare

100 Results Way

Marlborough, Massachusetts 01752

(262) 544-3025

With a copy to:

Stephen D. Cooke

Paul Hastings LLP

695 Town Center Drive, Seventeenth Floor

Costa Mesa, CA 92926

(714) 668-6264

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 2 of 9 Pages)

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON General Electric Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,835,145
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,835,145
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,835,145
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 93,016,722 shares of common stock, par value $0.001 per share (“Common Shares”), of NeoGenomics, Inc., a Nevada corporation (“NeoGenomics”), outstanding as of November 2, 2018, as reported in NeoGenomics’ Form 10-Q for the period ended September 30, 2018 and filed with the Securities and Exchange Commission on November 6, 2018.

(Page 3 of 9 Pages)

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON GE Medical Systems Information Technologies, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,835,145
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,835,145
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,835,145
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 93,016,722 Common Shares outstanding as of November 2, 2018, as reported in NeoGenomics’ Form 10-Q for the period ended September 30, 2018 and filed with the Securities and Exchange Commission on November 6, 2018.

(Page 4 of 9 Pages)

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D (the “Initial Schedule 13D”) jointly filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2016 by (i) General Electric Company, a New York corporation (“General Electric”) and (ii) GE Medical Systems Information Technologies, Inc., a Wisconsin corporation (“GE InfoTech”), as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on December 27, 2016 and Amendment No. 2 (“Amendment No. 2”) filed with the SEC on June 26, 2018 (the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2, collectively, the “Original Schedule 13D”). As described in the Original Schedule 13D, GE InfoTech is a wholly owned subsidiary of General Electric.

This Amendment No. 3 is filed to reflect a change aggregating more than one percent (1%) in the beneficial ownership of the reporting persons resulting from the sale of common stock, par value $0.001 per share (“Common Shares”) of NeoGenomics, Inc. (“NeoGenomics”) and the entering by GE InfoTech of a Lock-up Agreement. See Items 4 and 6 below for additional information.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D. Any capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Schedule 13D.

ITEM 2.	Identity and Background.

Item 2 is hereby amended and supplemented by adding the following:

The address of the principal executive offices of General Electric is 41 Farnsworth Street, Boston, MA 02210.

Schedule A to the Original Schedule 13D is hereby amended and restated in the form attached as Schedule A attached hereto, which is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On November 9, 2018, GE InfoTech sold 4,164,855 Common Shares at a price per share of $16.75 pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). In connection with such sale, GE InfoTech entered into a Lock-Up Agreement dated November 9, 2018 (the “Lock-Up Agreement”), which Lock-Up Agreement is further described in Item 6 below. Accordingly, certain dispositions of Common Shares by the reporting persons (whether in the open market, private transactions, pursuant to a resale registration statement, or otherwise) prior to December 9, 2018 may be subject to the terms of the Lock-Up Agreement.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced by the following:

(a) Beneficial ownership of the securities of NeoGenomics referred to herein is being reported hereunder because the reporting persons beneficially own 10,835,145 Common Shares, as of the date of this Amendment No. 3. Based on the number of Common Shares reported as outstanding by NeoGenomics as of November 2, 2018, the securities beneficially owned by the reporting persons represent approximately 11.6% of the outstanding Common Shares.

(b) As of November 9, 2018 General Electric and GE InfoTech hold shared voting and dispositive power to vote or dispose of the securities reported in this Schedule 13D.

Except as set forth in this Schedule 13D, each of General Electric and GE InfoTech does not, and, to the best of each of General Electric’s and GE InfoTech’s knowledge, each of their respective executive officers and directors does not, beneficially own any Common Shares.

(Page 5 of 9 Pages)

(c) On November 9, 2018, GE InfoTech sold 4,164,855 Common Shares at a price per share of $16.75 pursuant to Rule 144 under the Securities Act. Except as set forth in the first sentence of this Item 5(c), each of General Electric and GE InfoTech has not, and, to the best of each of General Electric’s and GE InfoTech’s knowledge, each of the persons listed in Schedule A hereto has not, effected any transactions in Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and replaced by the following:

In connection with the sale of Common Shares described above, effective November 9, 2018, GE InfoTech entered into the Lock-up Agreement. The Lock-up Agreement limits certain dispositions of Common Shares and the taking of certain other actions with respect to the Common Shares during the 30-day period ending on December 9, 2018. The description of the Lock-Up Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as an exhibit to this Amendment No. 3 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby supplemented as follows:

99.10	Lock-Up Agreement dated November 9, 2018 by GE Medical Systems Information Technologies, Inc.

(Page 6 of 9 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 13, 2018

GENERAL ELECTRIC COMPANY

By:	/s/ Raúl Grable
Name:	Raúl Grable
Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney referenced as Exhibit 99.1 to Amendment No. 2

GE MEDICAL SYSTEMS INFORMATION TECHNOLOGIES, INC.

By:	/s/ Raúl Grable
Name:	Raúl Grable
Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney referenced as Exhibit 99.2 to Amendment No. 2

(Page 7 of 9 Pages)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of General Electric Company are set forth below. The business address of each director and executive officer of General Electric Company is 41 Farnsworth Street, Boston, MA 02210. All of the individuals listed below are citizens of the United States of America other than W. Geoffrey Beattie, who is a citizen of Canada, and Sébastien M. Bazin, who is a citizen of France.

Name	Present Principal Occupation or Employment

Sébastien M. Bazin	Chairman and Chief Executive Officer, AccorHotels, Paris, France. Director of General Electric Company

W. Geoffrey Beattie	Chief Executive Officer, Generation Capital, Toronto, Canada. Director of General Electric Company

John J. Brennan	Chairman Emeritus and Senior Advisor, The Vanguard Group, Malvern, Pennsylvania. Director of General Electric Company

H. Lawrence Culp, Jr.	Chairman and Chief Executive Officer, General Electric Company, Boston, Massachusetts. Director of General Electric Company

Francisco D’Souza	Chief Executive Officer and Vice Chair, Cognizant Technology Solutions Corporation, Teaneck, New Jersey. Director of General Electric Company

Edward P. Garden	Chief Investment Officer and Founding Partner, Trian Fund Management, New York, New York. Director of General Electric Company

Thomas W. Horton	Senior Advisor, Industrials and Business Services Group, Warburg Pincus, New York, New York. Director of General Electric Company

Risa Lavizzo-Mourey	Former President and Chief Executive Officer, Robert Wood Johnson Foundation, Princeton, New Jersey. Director of General Electric Company

James J. Mulva	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips, Houston, Texas. Director of General Electric Company

Leslie F. Seidman	Former Chairman, Financial Accounting Standards Board, Norwalk, Connecticut. Director of General Electric Company

James S. Tisch	President and Chief Executive Officer, Loews Corporation, New York, New York. Director of General Electric Company

Alexander Dimitrief	Senior Vice President, General Electric Company and President & Chief Executive Officer, GE Global Growth Organization, General Electric Company

Michael Holston	Senior Vice President, General Counsel & Secretary, General Electric Company

David L. Joyce	Vice Chairman of General Electric Company; President & CEO, GE Aviation

Raghu Krishnamoorthy	Senior Vice President, Chief Human Resources Officer, General Electric Company

Jamie S. Miller	Senior Vice President & Chief Financial Officer, General Electric Company

Thomas S. Timko	Vice President, Controller & Chief Accounting Officer, General Electric Company

(Page 8 of 9 Pages)

DIRECTORS AND EXECUTIVE OFFICERS OF GE MEDICAL SYSTEMS INFORMATION

TECHNOLOGIES, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of GE Medical Systems Information Technologies, Inc. are set forth below. The business address of each director and executive officer of GE Medical Systems Information Technologies, Inc. is 8200 West Tower Avenue, Milwaukee, Wisconsin 53223. All of the individuals listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment

Benjamin Clark	Chief Financial Officer, GE Healthcare Ultrasound and Clinical Care Solutions. Sole Director, President and Chief Executive Officer, GE Medical Systems Information Technologies, Inc.

Ajay Parkhe	Vice President and General Manager, Monitoring Solutions, GE Medical Systems Information Technologies, Inc.

Kelly Miller	Treasurer and Chief Financial Officer, GE Medical Systems Information Technologies, Inc.

(Page 9 of 9 Pages)

INDEX OF EXHIBITS

99.10	Lock-Up Agreement dated November 9, 2018 by GE Medical Systems Information Technologies, Inc.